Exhibit 99.6

ARRIS RESOURCES INC. NOTICE OF ANNUAL GENERAL MEETING AND INFORMATION CIRCULAR May 13, 2008

ARRIS RESOURCES INC.

1250 West Hastings Street
Vancouver, B.C.,  V6E 2M4

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON TUESDAY, June 17, 2008

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of Arris Resources Inc. (the “Company”) will be held at 1250 West Hastings Street, Vancouver, BC, on Tuesday, June 17, 2008 at 10:30 am (Vancouver time) for the following purposes:

1.

To receive and consider the financial statements of the Company, together with the auditor’s report thereon, for the fiscal year ended December 31, 2007;

2.

To elect directors to hold the office until the next annual general meeting;

3.

To appoint the auditor and authorise the directors to fix the auditor’s remuneration;

4.

To approve the adoption of a 10% rolling Stock Option Plan;

5.

To transact any other business that may properly come before the meeting and any adjournment thereof.

An Information Circular and a form of Proxy accompany this Notice.  The Information Circular provides additional information relating to the matters to be dealt with at the meeting and forms part of this Notice.

Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the enclosed form of Proxy indicating your voting instruction. A proxy will not be valid unless it is deposited at the office of Pacific Corporate Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 (Facsimile: (604) 689-8144), not less then 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournments thereof. If you are not a registered shareholder, please refer to the accompanying Information Circular for information on how to vote your shares.

Please advise the Company of any change in your address.

DATED at Vancouver, BC, this 13th day of May, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

“Lucky Janda”

LUCKY JANDA

President

INFORMATION CIRCULAR

The information contained in this Information Circular, unless otherwise indicated, is as of May 13, 2008.

This Information Circular is being mailed by the management of Arris Resources Inc. (“Arris” or the “Company”) to everyone who was a shareholder of record on May 13, 2008, which is the date that has been fixed by the directors of Arris as the record date to determine the shareholders who are entitled to receive notice of the meeting.  Arris is mailing this Information Circular in connection with the solicitation of proxies by and on behalf of Arris’s management for use at the annual general meeting (the “Meeting”) of the shareholders that is to be held on Tuesday, June 17, 2008 at 10:30 a.m. (Vancouver time) at 1255 West Pender Street, Vancouver, British Columbia.  The solicitation of proxies will be primarily by mail.  Certain employees or directors of Arris may also solicit proxies by telephone or in person.  The cost of solicitation will be borne by Arris.

Details of the time and place of the Meeting are contained in the Notice of Meeting that accompanies this Information Circular.

Under Arris’s Articles, one shareholder must be present in person or by proxy and entitled to vote at the Meeting before any action may validly be taken at the Meeting.  If such a quorum is not present in person or by proxy, the Meeting will be rescheduled.

PART 1 - VOTING

HOW A VOTE IS PASSED?

All matters that will come to a vote at the Meeting, as described in the attached Notice of Meeting, are ordinary resolutions and can be passed by a simple majority – that is, if more than half of the votes that are cast are in favour, then the resolution is approved.

WHO CAN VOTE?

If you are a registered shareholder of Arris as at May 13, 2008, you are entitled to notice of and to attend at the Meeting and cast a vote for each share registered in your name on all resolutions put before the Meeting.  If the shares are registered in the name of a corporation, a duly authorized officer of the corporation may attend on its behalf, but documentation indicating such officer’s authority should be presented at the Meeting.  If you are a registered shareholder but do not wish to, or cannot, attend the Meeting in person you can appoint someone who will attend the Meeting and act as your proxyholder to vote in accordance with your instructions (see “Voting By Proxy” below).  If your shares are registered in the name of a “nominee” (usually a bank, trust company, securities dealer or other financial institution) you should refer to the section entitled “Non-registered Shareholders” set out below.

It is important that your shares be represented at the Meeting regardless of the number of shares you hold.  If you will not be attending the Meeting in person, please complete, date, sign and return your form of proxy as soon as possible so that your shares will be represented.

VOTING BY PROXY

If you do not come to the Meeting, you can still make your votes count by voting over the internet or via the telephone (see proxy for instructions) or by appointing someone who will be there to act as your proxyholder.  You can either tell that person how you want to vote or you can let him or her decide for you.  You can do this by completing a form of proxy.

In order to be valid, you must return the completed form of proxy to Arris’s transfer agent, Pacific Corporate Trust Company, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 (Facsimile: (604) 689-8144) not later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any adjournment thereof.

What Is A Proxy?

A form of proxy is a document that authorizes someone to attend the Meeting and cast your votes for you.  A form of proxy is enclosed with this Information Circular.  You should use it to appoint a proxyholder, although you can also use any other legal form of proxy.

Appointing A Proxyholder

You can choose any individual to be your proxyholder.  It is not necessary for the person whom you choose to be a shareholder.  To make such an appointment, simply fill in the person’s name in the blank space provided in the enclosed form of proxy.  To vote your shares, your proxyholder must attend the Meeting.  If you do not fill a name in the blank space in the enclosed form of proxy, the persons named in the form of proxy will be deemed to be appointed to act as your proxyholder.  Such persons are directors and/or officers of Arris (the “Management Proxyholders”).

Instructing Your Proxy

You may indicate on your form of proxy how you wish your proxyholder to vote your shares.  To do this, simply mark the appropriate boxes on the form of proxy.  If you do this, your proxyholder must vote your shares in accordance with the instructions you have given.

If you do not give any instructions as to how to vote on a particular issue to be decided at the Meeting, your proxyholder can vote your shares as he or she thinks fit.  If you have appointed the Management Proxyholders as your proxyholder, they will, unless you give contrary instructions, vote your shares at the Meeting as follows:

✓

FOR the election of the proposed nominees as directors;

✓

FOR the appointment of UHI LDMB ADVISORS INC., Chartered Accountants, as the auditor of the Company;

✓

FOR the resolution to authorize the directors to fix the remuneration to be paid to the auditor.

For more information about these matters, see Part 3 – The Business of the Meeting.  The enclosed form of proxy gives the persons named on it the authority to use their discretion in voting on amendments or variations to matters identified in the Notice of Meeting.  At the time of printing this Information Circular, the management of Arris is not aware of any other matter to be presented for action at the Meeting.  If, however, other matters do properly come before the Meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their best judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

Changing Your Mind

If you want to revoke your proxy after you have delivered it, you can do so at any time before it is used.  You may do this by (a) attending the Meeting and voting in person; (b) signing a proxy bearing a later date; (c) signing a written statement which indicates, clearly, that you want to revoke your proxy and delivering this signed written statement to Arris at 1250 West Hastings Street, Vancouver, B.C., V6E 2M4; or (d) in any other manner permitted by law.

Your proxy will only be revoked if a revocation is received by 5:00 in the afternoon (Vancouver time) on the last business day before the day of the Meeting, or any adjournment thereof, or delivered to the person presiding at the Meeting before it (or any adjournment) commences.  If you revoke your proxy and do not replace it with another that is deposited with us before the deadline, you can still vote your shares but to do so you must attend the Meeting in person.  Only registered shareholders may revoke a proxy.  If your shares are not registered in your own name and you wish to change your vote, you must, at least 7 days before the Meeting, arrange for your nominee to revoke your proxy on your behalf (see below under “Non-Registered Shareholders”).

NON-REGISTERED SHAREHOLDERS

If your shares are not registered in your own name, they are likely held in the name of a “nominee”, usually a bank, trust company, securities dealer or other financial institution.  Your nominee must seek your instructions as to how to vote your shares.

Accordingly, unless you have previously informed your nominee that you do not wish to receive material relating to shareholders’ meetings, you will have received this Information Circular from your nominee, together with a form of proxy or voting instruction form.  If that is the case, it is most important that you comply strictly with the instructions that have been given to you by your nominee on the voting instruction form.  If you have voted and wish to change your voting instructions, you should contact your nominee to discuss whether this is possible and what procedures you must follow.

If your shares are not registered in your own name, we will not have a record of your name and, as a result, unless your nominee has appointed you as a proxyholder, will have no knowledge of your entitlement to vote.  If you wish to vote in person at the Meeting, therefore, please insert your own name in the space provided on the form of proxy or voting instruction form that you have received from your nominee.  If you do this, you will be instructing your nominee to appoint you as proxyholder.  Please adhere strictly to the signing and returning instructions provided by your nominee.  It is not necessary to complete the form in any other respect, since you will be voting at the Meeting in person.

PART 2 - VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of Arris consists of an unlimited number of common shares.  At the close of business on May 16, 2008, 7,293,368 common shares were outstanding.  Each shareholder is entitled to one vote for each common share registered in his or her name at the close of business on May 13, 2008, the date fixed by the Board of Directors as the record date for determining who is entitled to receive notice of and to vote at the Meeting.

To the knowledge of the directors and officers of Arris, no person beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of the common shares on that date.

PART 3 - THE BUSINESS OF THE MEETING

REPORT OF THE DIRECTORS AND FINANCIAL STATEMENTS

The audited financial statements of Arris for the year ended December 31, 2007, will be placed before you at the Meeting.  Shareholders who have previously requested a copy of our financial statements and related management discussion and analysis (MD&A) for our year ended December 31, 2007 will receive a copy  by mail or if eligible, by e-mail.  Shareholders can request a copy of our future financial statements and MD&A by completing our supplemental request card which accompanies the Notice of Meeting and this Information Circular.  Shareholders can also view these documents at www.sedar.com.

ELECTION OF DIRECTORS

Directors of Arris are elected for a term of one year.  The term of office of each of the nominees proposed for election as a director will expire at the Meeting, and each of them, if elected, will serve until the close of the next annual general meeting, unless he resigns or otherwise vacates office before that time.  Under Arris’s Articles and pursuant to the Business Corporations Act (British Columbia), the number of directors cannot be fewer than 3.  Arris currently has five directors.

The following are the nominees proposed for election as directors of Arris together with the number of common shares and stock options that are beneficially owned, directly or indirectly, or over which control or direction is exercised, by each nominee.  Each of the nominees has agreed to stand for election and management of the Company is not aware of any intention of any of them not to do so.  If, however, one or more of them should become unable to stand for election, it is likely that one or more other persons would be nominated at the Meeting for election and, in that event, the persons designated in the form of proxy will vote in their discretion for a substitute nominee.

Name and place of residence	Principal occupation	Director since	Number of shares(1)	Number of options / warrants
Lucky Janda Richmond, B.C. President and Director	Independent businessman with over 20 years experience in public companies and real estate development	April 8, 2008	80,000	NIL
Curt Huber Vancouver, B.C. Director	Corporate Consultant for the past 20 years, in the Mining, Oil & Gas and Technology sectors	April 19, 2007	NIL	NIL
Parmjeet Johal (2) North Vancouver, B.C. Director	Independent businessman, pharmacy owner	June 29, 2006	NIL	NIL
Harpreet Janda (2) Richmond, BC Chief Financial Officer, Secretary and Director	Account executive with Purolator Courier	May 26, 2006	NIL	NIL
Tajinderjit Johal (2) Surrey, BC Director	Independent Businessman, Director of a sporting goods company	June 29, 2006	NIL	NIL

NOTES:

(1)

Information as to ownership of shares has been taken from the list of registered shareholders maintained by Arris’s transfer agent or has been provided by the individual.

(2)

Member of Audit Committee.

Arris’s management recommends that the shareholders vote in favour of the election of the proposed nominees as directors of Arris for the ensuing year.  Unless you give instructions otherwise, the Management Proxyholders intend to vote FOR the nominees named in this Information Circular.

Corporate Cease Trade Orders and Bankruptcies

No director or officer of Arris is, or has been within the past ten years, a director or executive officer of any company (including Arris) that, while such person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.  Furthermore, no director or officer of Arris has within the past ten years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

APPOINTMENT OF THE AUDITOR

During the financial year ended December 31, 2007, UHI LDMB ADVISORS INC., Chartered Accountants, 6345 – 197 Street, Langley, British Columbia V2Y 1K8, served as the Company’s auditor and has served as auditor of the Company since September 9, 2003.  See Part 5 – Audit Committee – External Auditor Service Fees.

Arris’s management recommends that the shareholders vote in favour of the appointment of UHI LDMB ADVISORS INC., Chartered Accountants, as Arris’s auditor for the ensuing year and grant the Board of Directors the authority to determine the remuneration to be paid to the auditor.  Unless you give instructions otherwise, the Management Proxyholders intend to vote FOR the appointment of UHI LDMB ADVISORS INC, Chartered Accountants to act as Arris’s auditor until the close of its next annual general meeting and also intend to vote FOR the proposed resolution to authorize the Board of Directors to fix the remuneration to be paid to the auditor.

PART 4 – EXECUTIVE COMPENSATION

COMPENSATION OF DIRECTORS

Arris has no arrangements, standard or otherwise, pursuant to which Directors are compensated by Arris for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular.

Arris has a formalized stock option plan for the granting of incentive stock options to the officers, employees, consultants and Directors. During the most recently completed financial year no stock options were granted, no stock options were exercised and no stock options were cancelled.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following table (presented in accordance with National Instrument 51-102 (“NI 51-102”) sets forth all annual and long term compensation for services in all capacities to Arris during the financial year ended December 31, 2007 and in the preceding two financial years, as applicable (to the extent required by NI 51-102) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at December 31, 2007 and the other three most highly compensated executive officers of Arris as at December 31, 2007 whose individual total compensation for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the “Named Executive Officers”).

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year (period) Ended	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs(1) Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Curt Huber(3) President	2007	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Sokhie Puar(2) President	2006 2005	Nil Nil	Nil Nil	$42,500 $45,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil

NOTES:

(1)

Pursuant to a consulting agreement dated August 1, 2003, between the Company and SNJ Capital Ltd. (“SNJ”), the Company paid an aggregate of $45,000, being $5,000 per month to SNJ during the fiscal year ended December 31, 2005. Effective July 2005, the consulting fees were reduced to $2,500 per month. SNJ is a BC private company of which Sokhie Puar is the President.

(2)

Sokhie Puar resigned as Director and President on April 19, 2007.

(3)

Curt Huber was appointed as Director and President on April 19, 2007.

LONG TERM INCENTIVE PLAN (LTIP) AWARDS

Arris does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of Arris's securities) was paid to the Named Executive Officers during the most recently completed financial year.

OPTION/STOCK APPRECIATION RIGHTS (“SAR”) GRANTS

DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

The following table, presented in accordance with the National Instrument 51-102 – Continuous Disclosure Regulation, sets forth stock options granted under the Company’s stock option plan during the most recently completed financial year, to the Named Executive Officers.

Name and Principal Position	Securities Under Options/SARs Granted (#)	% of Total Options/ SAR's Granted to Employees in Financial Year	Exercise or Base Price ($CDN/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($CDN/Security)	Expiration Date
N/A

The following table sets out incentive stock options exercised by the Named Executive Officers during the most recently completed financial year, as well as the financial year end value of stock options held by the Named Executive Officers.  During this period, no outstanding SARs were held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Unexercised Options at Financial Year End Exercisable / Unexercisable (#)	Value of Unexercised In-the-Money Options at Financial Year-End ($) Exercisable / Unexercisable
N/A	NIL	NIL	NIL	NIL

PART 5 – AUDIT COMMITTEE

AUDIT COMMITTEE CHARTER

The text of Arris’s Audit Committee Charter is attached as Appendix “A” to this Circular.

COMPOSITION OF AUDIT COMMITTEE

Messrs Tajinderjit Johal, Parmjeet Johal and Harpreet Janda - Chairman are members of Arris’s Audit Committee.  At present, two of the Audit Committee members (Tajinderjit Johal and Parmjeet Johal) are considered “independent” as that term is defined in applicable securities legislation. Harpreet Janda is not considered independent as he is a CFO of the Company.

All three of the Audit Committee members have the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Arris’s financial statements.

RELEVANT EDUCATION AND EXPERIENCE

All of the Audit Committee members are senior-level businessmen with extensive experience in financial matters; each has a broad understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from working in their individual fields of endeavour.  In addition, each of the members of the Audit Committee have knowledge of the role of an audit committee in the realm of reporting companies from their years of experience as directors of public companies other than the Company.

EXTERNAL AUDITOR SERVICE FEES

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year.  “Audit –related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements. “Tax fees” are billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit / Audit Related Fees	Tax Fees	All Other Fees
December 31, 2007	8,900.00	950.00	Nil
December 31, 2006	$8,000.00	$1,000.00	Nil

AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

RELIANCE ON CERTAIN EXEMPTIONS

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

PRE-APPROVAL POLICIES AND PROCEDURES

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described in Arris’s Audit Committee Charter attached as Appendix “A” to this circular.

EXEMPTION IN SECTION 6.1 OF MI 52-110

As Arris is a “Venture Issuer” pursuant to relevant securities legislation, the Company is relying on the exemption in Section 6.1 of MI 52-110 from the requirement of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations).

PART 6 – CORPORATE GOVERNANCE

The following description of the governance practices of the Company is provided in accordance with the guidelines of Multilateral Instrument 58-101 applicable to venture issuers, as set out in Form 58-101F2 (the "Form 58-101F2 Guidelines").  The Form 58-101F2 Guidelines address matters relating to constitution and independence of directors, the functions to be performed by the directors of a company and their committees and effectiveness and evaluation of proposed corporate governance guidelines and best practices specified by the Canadian securities regulators. The directors of the Company will continue to monitor the developments and the various changes to the proposed corporate governance guidelines and best practices and, where applicable, will amend its corporate governance guidelines accordingly.

BOARD OF DIRECTORS

The Board currently consists of five directors, of whom three are independent, namely Tajinderjit Johal, Parmjeet Johal and Curt Huber.  None of the independent directors has any direct or indirect material relationship with the Company (other than shareholdings or stock options) which could, in the view of the Company's Board, reasonably interfere with the exercise of a director’s independent judgment.  If management's nominees for directors are elected at the Meeting, following the Meeting the Board will consist of five directors, of whom four will be independent.

DIRECTORSHIPS

The following directors and nominee director of the Company are also directors of other reporting companies, as described in the table below.

Name of director	Other reporting issuer (or equivalent in a foreign jurisdiction)
Curt Huber	Ona Energy Inc. Maxtech Ventures Inc.

ORIENTATION AND CONTINUING EDUCATION

Orientation and education of new members of the Board is conducted informally by management and members of the Board.  The orientation provides background information on the Company's history, performance and strategic plans.

ETHICAL BUSINESS CONDUCT

The Board has not adopted a formal written code of ethics.  The Board is of the view that the requirements of the audit committee charter and Board members' ability to reference outside professional advisors facilitate the Company meeting ethical business standards.

NOMINATION OF DIRECTORS

Given the size of the Board and nature of development of the Company's business the Board has not appointed a nomination committee or put in place formal procedures for the identification of new Board member candidates.

COMPENSATION

Members of the Board are not compensated for acting as directors, save for being granted incentive stock options pursuant to the policies of the Exchange and the Company's stock option plan.  The Board as a whole determines the stock option grants for each director. The independent Board members review on an ongoing basis, the compensation of the senior officers to ensure that it is competitive.

OTHER BOARD COMMITTEES

The Board is satisfied that in view of the size and composition of the Board, it is more efficient and cost effective for the full board to perform the duties that would be required by standing committees, other than the audit committee.

ASSESSMENTS

The Board considers individual director performance assessments are not warranted, given the Company's stage of development, the directors’ shareholdings and the required time commitment to the affairs of the Company.

PART 7 – OTHER INFORMATION

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As of December 31, 2007, Arris’s most recently completed financial year, the only equity compensation plan which the Company has in place is its stock option plan (the “Plan”) which was approved by the shareholders of the Company on May 31, 2006.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	NIL	NIL	729,336
Equity compensation plans not approved by security holders	NIL	NIL	NIL
Total:	NIL	NIL	729,336

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No one director or executive officer, former director or executive officer, or proposed nominee for election as a Director of the Company, or any associate or affiliate of the foregoing was indebted to Arris in the last completed financial year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of Arris at any time since the beginning of Arris’s last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of a beneficial ownership or otherwise in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as described below, no proposed nominee for election as a director, and no director or executive officer of Arris (or of a person or company that is itself an “informed person” (as defined in NI 51-102) of the Company), and no shareholder holding of record or beneficially, directly or indirectly, more than 10% of Arris’s outstanding common shares, and none of the respective associates or affiliates of any of the foregoing, had any interest in any transaction with Arris or in any proposed transaction since the beginning of the last completed financial year that has materially affected Arris or is likely to do so.

MANAGEMENT CONTRACTS

The management functions of Arris are performed by its directors and senior officers and it has no management agreements or arrangements under which such management functions are performed by persons other than the directors and senior officers of Arris.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan

Management is seeking shareholder approval for the adoption of a new stock option plan (the “Plan”) and the approval of the number of shares reserved for issuance under the Plan in accordance with and subject to the rules and policies of the Canadian Trading & Quotation System Inc. (“CNQ”).  The Board of Directors of the Company has established an incentive stock option plan (the “Plan”) reserving a rolling 10% of the issued and outstanding shares of the Company from time to time.  The purpose of the Plan is to provide incentive to employees, directors, officers, management companies and consultants who provide services to the Company and reduce the cash compensation the Company would otherwise have to pay.   The Plan will replace and supercede the prior stock option plan adopted in 2004.

Terms of the Stock Option Plan

A full copy of the Plan will be available at the Annual General Meeting for review by shareholders. Shareholders may also obtain copies of the Plan from the Company prior to the meeting on written request. The following is a summary of the material terms of the Plan:

Number of Shares Reserved. The number of common shares which may be issued pursuant to options granted under the Plan (including all options granted by the Company prior to the adoption of the Plan) shall equal 10% of the issued and outstanding shares of the Company from time to time at the date of grant.

Maximum Term of Options.  The term of any options granted under the Plan is fixed by the Board of Directors and may not exceed five years from the date of grant.  The options are non-assignable and non-transferable.

Exercise Price.  The exercise price of options granted under the Plan is determined by the Board of Directors, provided that it is not less than the price permitted by the CNQ, or, if the shares are no longer listed on the CNQ, then such other exchange or quotation system on which the shares are listed or quoted for trading.

Amendment.

The terms of an option may not be amended once issued under CNQ requirements. If an option is cancelled prior to the expiry date, the Company shall not grant new options to the same person until 30 days have elapsed from the date of cancellation.

Vesting.  Vesting, if any, and other terms and conditions relating to such options shall be determined by the Board of Directors of the Company or senior officer or employee to which such authority is delegated by the Board from time to time and in accordance with CNQ requirements.

Termination.  Any options granted pursuant to the Plan will terminate generally within 90 days of the option holder ceasing to act as a director, officer, or employee of the Company or any of its affiliates, and within generally 30 days of the option holder ceasing to act as an employee engaged in investor relations activities, unless such cessation is on account of death.  If such cessation is on account of death, the options terminate on the first anniversary of such cessation.  If such cessation is on account of cause, or terminated by regulatory sanction or by reason of judicial order, the options terminate immediately.  Options that have been cancelled or that have expired without having been exercised shall continue to be issuable under the Plan.  The Plan also provides for adjustments to outstanding options in the event of any consolidation, subdivision, conversion or exchange of Company’s shares.

Administration.  The Plan is administered by the Board of Directors of the Company or senior officer or employee to which such authority is delegated by the Board from time to time.

Board Discretion.  The Plan provides that, generally, the number of shares subject to each option, the exercise price, the expiry time, the extent to which such option is exercisable, including vesting schedules, and other terms and conditions relating to such options shall be determined by the Board of Directors of the Company or senior officer or employee to which such authority is delegated by the Board from time to time and in accordance with CNQ requirements.

The Plan must receive disinterested shareholder approval if the number of shares reserved for issuance under the Plan to be granted to Insiders of the Company exceeds 10% of the outstanding Common shares of the Company.  Although the Company has not yet granted all of the options eligible to be granted under the Plan, it is likely that the number of options ultimately granted to Insiders of the Company under the Plan will exceed 10% of the number of outstanding common shares.

In order for the resolution to be approved by disinterested shareholders, the Plan must be approved by a majority of votes cast on the resolution by all shareholders excluding votes attached to shares beneficially owned by:

(i)

insiders to whom options may be granted under the Plan; and

(ii)

associates of such persons referred to in subparagraph (i).

Disinterested shareholders (being a simple majority of the votes cast by the shareholders who are not insiders of the Company or associates of such insiders) will be asked to approve the following resolution:

“BE IT RESOLVED that the Stock Option Plan be and it is hereby approved, that in connection therewith a rolling 10% of the issued and outstanding shares from time to time be approved for granting as options and that the board of directors be and they are hereby authorized, without further shareholder approval, to make such changes to the Stock Option Plan as may be required or approved by regulatory authorities.”

As at May 13, 2008, the record date, the Company had a total of 7,293,368 common shares issued and outstanding. To the best of the knowledge of management, insiders and their associates beneficially own a total of 80,000 common shares.  Accordingly, the number of shares held by disinterested shareholders will total 7,213,368.

OTHER MATTERS

Management of Arris is not aware of any other matters to come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Information Circular.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

You may obtain the annual financial statements and Management Discussion and Analysis, for the year ended December 31, 2007 without charge upon request to Arris at 1250 West Hastings Street, Vancouver, British Columbia, V6E 2M4 - Tel.:  (604) 687-0879  Fax.: (604) 408-9301.  You may also access Arris’s public disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

DIRECTORS’ APPROVAL

The Board of Directors of Arris Resources Inc. has approved the contents of this Information Circular and its distribution to shareholders entitled to receive notice of the Meeting.

Dated at Vancouver, British Columbia, this 13th day of May, 2008.

ARRIS RESOURCES INC. By: “Lucky Janda” Lucky Janda, President

APPENDIX “A”

ARRIS ENERGY INC.
(the “Company”)

CHARTER FOR THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS

1.

Purpose

1.1.

The Audit Committee is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets; reliability of information; and compliance with policies and laws.  Within this mandate, the Audit Committee’s role is to:

(a)

support the Board of Directors in meeting its responsibilities to shareholders;

(b)

enhance the independence of the external auditor;

(c)

facilitate effective communications between management and the external auditor and provide a link between the external auditor and the Board of Directors;

(d)

increase the credibility and objectivity of the Company’s financial reports and public disclosure.

1.2.

The Audit Committee will make recommendations to the Board of Directors regarding items relating to financial and regulatory reporting and the system of internal controls following the execution of the Committee’s responsibilities as described herein.

1.3.

The Audit Committee will undertake those specific duties and responsibilities listed below and such other duties as the Board of Directors from time to time prescribe.

2.

Membership

2.1.

Each member of the Audit Committee must be a director of the Company.

2.2.

The Audit Committee will consist of at least three members, the majority of whom are neither officers nor employees of the Company or any of its affiliates.

2.3.

The members of the Audit Committee will be appointed annually by and will serve at the discretion of the Board of Directors.

3.

Authority

3.1.

In addition to all authority required to carry out the duties and responsibilities included in this charter, the Audit Committee has specific authority to:

(a)

engage, and set and pay the compensation for, independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities; and

(b)

communicate directly with management and any internal auditor, and with the external auditor without management involvement.

(c)

Approve interim financial statements and interim MD&A on behalf of the Board of Directors.

4.

Duties and Responsibilities

4.1.

The duties and responsibilities of the Audit Committee include:

(a)

recommending to the Board of Directors the external auditor to be nominated by the Board of Directors;

(b)

recommending to the Board of Directors the compensation of the external auditor;

(c)

reviewing the external auditor’s audit plan, fee schedule and any related services proposals;

(d)

overseeing the work of the external auditor;

(e)

ensuring that the external auditor is in good standing with the Canadian Public Accountability Board and will enquire if there are any sanctions imposed by the CPAB on the external auditor;

(f)

ensuring that the external auditor meets the rotation requirements for partners and staff on the Company’s audits;

(g)

reviewing and discussing with management and the external auditor the annual audited financial statements, including discussion of material transactions with related parties, accounting policies, as well as the external auditor’s written communications to the Committee and to management;

(h)

reviewing the external auditor’s report, audit results and financial statements prior to approval by the Board of Directors;

(i)

reporting on and recommending to the Board of Directors the annual financial statements and the external auditor’s report on those financial statements, prior to Board approval and dissemination of financial statements to shareholders and the public;

(j)

reviewing financial statements, MD&A and annual and interim earnings press releases prior to public disclosure of this information;

(k)

ensuring adequate procedures are in place for review of all public disclosure of financial information by the Company, prior to is dissemination to the public;

(l)

overseeing the adequacy of the Company’s system of internal accounting controls and internal audit process obtaining from the external auditor summaries and recommendations for improvement of such internal accounting controls;

(m)

ensuring the integrity of disclosure controls and internal controls over financial reporting;

(n)

resolving disputes between management and the external auditor regarding financial reporting;

(o)

establishing procedures for:

i.

the receipt, retention and treatment of complaints received by the Company from employees and others regarding accounting, internal accounting controls or auditing matters and questionable practices relating thereto; and

ii.

the confidential, anonymous submission by employees of the Company or concerns regarding questionable accounting or auditing matters.

(p)

reviewing and approving the Company’s hiring policies with respect to partners or employees (or former partners or employees) of either a former or the present external auditor;

(q)

pre-approving all non-audit services to be provided to the Company or any subsidiaries by the Company’s external auditor;

(r)

overseeing compliance with regulatory authority requirements for disclosure of external auditor services and Audit Committee activities.

4.2.

The Audit Committee will report, at least annually, to the Board regarding the Committee’s examinations and recommendations.

5.

Meetings

5.1.

The quorum for a meeting of the Audit Committee is a majority of the members of the Committee who are not officers or employees of the Company or of an affiliate of the Company.

5.2.

The members of the Audit Committee must elect a chair from among their number and may determine their own procedures.

5.3.

The Audit Committee may establish its own schedule that it will provide to the Board of Directors in advance.

5.4.

The external auditor is entitled to receive reasonable notice of every meeting of the Audit Committee and to attend and be heard thereat.

5.5.

A member of the Audit Committee or the external auditor may call a meeting of the Audit Committee.

5.6.

The Audit Committee will meet separately with the President and separately with the Chief Financial Officer of the Company at least annually to review the financial affairs of the Company.

5.7.

The Audit Committee will meet with the external auditor of the Company at least once each year, at such time(s) as it deems appropriate, to review the external auditor’s examination and report.

5.8.

The chair of the Audit Committee must convene a meeting of the Audit Committee at the request of the external auditor, to consider any matter that the auditor believes should be brought to the attention of the Board of Directors or the shareholders.

6.

Reports

6.1.

The Audit Committee will record its recommendations to the Board in written form which will be incorporated as a part of the minutes of the Board of Directors’ meeting at which those recommendations are presented.

7.

Minutes

7.1.

The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board of Directors.